UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-222468-01

Tennant Sales and Service Company

(Exact name of registrant as specified in its charter)

701 North Lilac Drive, Minneapolis, MN 55422 763-540-1217

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

Guarantees of 5.625% Senior Notes Due 2025

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders or record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934 Tennant Sales and Service Company has cause this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2020	Tennant Sales and Service Company

	By:	/s/ Thomas A. Stueve
Thomas A. Stueve
Treasurer